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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION  WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,

Vancouver, B.C.

Canada V6T 1Z4

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech announces financial results for the third quarter ending June 30, 2002.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: August 13, 2002

By

Name: David M. Hall

Title: CFO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
August 13, 2002

ANGIOTECH PHARMACEUTICALS ANNOUNCES RESULTS FOR
THIRD QUARTER ENDED JUNE 30th, 2002

Vancouver, British Columbia – Angiotech Pharmaceuticals Incorporated (NASDAQ:ANPI; TSX:ANP) today reported financial results for the third quarter ended June 30th, 2002. Amounts, unless specified otherwise, are in Canadian dollars. At June 30th, 2002, the exchange rate was approximately U.S. $1.00 – CDN $1.5187.

The third quarter of 2002 was filled with significant clinical news that reinforced earlier data demonstrating paclitaxel’s ability to significantly reduce restenosis. Progress in this area was punctuated by Boston Scientific’s (“BSC”) filing for European approval of a paclitaxel-coated Express stent (TAXUS®).

Our other corporate partner, Cook Incorporated (“Cook”), reported continued positive results at one year follow-up from the ELUTES study at the Paris Course on Revascularization. The ELUTES one year data showed paclitaxel’s sustained ability to dramatically inhibit restenosis and maintain an excellent safety profile. Importantly, there were no cases of late thrombosis, deaths or myocardial infarctions. Since long-term data yields important clinical information, such results provide further evidence that paclitaxel-coated stents may continue to benefit patients long after the initial stenting procedure.

Encouraged by the success of its ELUTES and ASPECT data, Cook announced a new study, ELUTES-ISR, evaluating paclitaxel-coated stents in a more difficult patient population: those who have failed a previously implanted bare, metal stent (a condition known as in-stent restenosis). The study includes 22 centers throughout Europe and will enroll 600 patients in two treatment groups and one control group. Results from the ELUTES-ISR study will be used to request additional approval indications for Cook’s V-Flex Plus PTX™ coronary stent.

Also in the quarter, we granted a two-year license extension to Cook, essentially identical in nature to that provided to our other corporate partner, BSC in 1999. As part of the consideration received, we were granted an increase in royalty rates on certain eligible coronary stent products. We are pleased to extend our relationship and we look forward to building upon our successful relationship with Cook.

BSC also reported positive six-month results from its 30-patient TAXUS III clinical trial. TAXUS III examined the feasibility of implanting up to two paclitaxel-eluting stents for the treatment of in-stent restenosis. The trial’s main focus was safety, and the primary endpoint was 30-day major adverse coronary events (MACE). The study confirmed safety, showing no deaths and no thromboses, and only a four percent in-stent restenosis rate.

BSC’s large-scale TAXUS IV pivotal trial designed to collect data to support regulatory filings for U.S. commercial launch began enrolling patients in the quarter and has already completed target enrollment of 1,172 patients – making it one of the fastest enrolling U.S. pivotal stent studies ever conducted.

The quarter also saw BSC’s TAXUS™ Express™ paclitaxel-coated coronary stent system receive approval for commercialization in several jurisdictions outside Europe in a limited launch. The launch also initiated the multi-center, WISDOM transitional registry program in a number of countries that will collect and analyse real-world data on the performance of the TAXUS™ Express™.

As mentioned previously, the quarter was highlighted by Boston Scientific’s filing for CE Mark approval to market its TAXUS™ paclitaxel-coated coronary stent system in Europe. We are pleased to see both our corporate partners on the verge of delivering revolutionary stent technology on two different platforms to patients in Europe.

Even though Q3 was an eventful quarter for us, we expect further news in the coming fiscal fourth quarter as we await the approval and launch in Europe of Cook’s V-Flex Plus PTX™ stent as well as the highly anticipated clinical data from BSC’s 532-patient TAXUS II clinical trial at the Transcatheter Cardiovascular Therapeutics conference in September. Thank you for your continued support, and we look forward to announcing these critical events in the coming quarter and year end.

Condensed Financials

Our net loss for the third quarter was approximately $8.6 million ($0.55 per common share) compared to net loss of approximately $6.6 million ($0.43 per common share) for the same period in 2001.

Revenue for the current quarter is primarily due to the receipt of approximately $3.1 million in milestone revenue from one of our corporate partners in May 2002.  Also, revenue for the current and prior year quarter includes the effect of our accounting policy for recognizing license, option and research contract fees in accordance with Staff Accounting Bulletin 101 (SAB101) “Revenue Recognition in Financial Statements.”  As a result of this accounting policy, amortization of deferred revenue related to upfront license fees amounted to $154,000 and $173,000 for the quarters ended June 30, 2002 and 2001 respectively.

Research and development expenditures increased by approximately $2.0 million to $4.0 million during the quarter compared to approximately $2.0 million for the same period in 2001. This increase is primarily due to increased preclinical work on existing and new research and development projects, increased expenditures in on-going clinical trials, milestone payments and royalty fees due to licensors upon receipt of the milestone revenue and recognition of costs incurred upon the retirement of certain senior executive officers during the quarter. General and administrative expenses for the current quarter increased by 76% to approximately $3.1 million compared to approximately $1.7 million for the same period in 2001.  The increase in the current quarter expenditures primarily reflects costs associated with increased professional services required to support increased business development and corporate activities, including costs related to due diligence activities on potential acquisition targets.

The reported net loss for the current quarter includes a foreign exchange loss of approximately $4.8 million due to the weakening of the US dollar on our US dollar investment portfolio over the quarter. This compares to a foreign exchange loss of approximately $4.6 million for the same period in 2001. The effects of the foreign exchange adjusted numbers are the result of holding a significant portion of our cash in US dollars and US dollar-denominated investments. We maintain this position in US dollars as the largest part of our future expenditures is expected to be in US dollars.

Investment and other income for the quarter of approximately $752,000 decreased by $1.4 million compared to the same period in 2001.  This decrease is primarily due to the decline in market yields available on our short-term investments, declining to an average investment yield of one-half of the investment yield for the same period in 2001.

We ended the third quarter with cash resources of approximately $137.8 million. Of that amount, approximately $101.7 million (U.S. $67.0 million) was denominated in U.S. currency.

This press release contains forward-looking statements.  The Company wishes to caution the reader of this press release that actual results may differ from those discussed in the forward-looking statements and may be adversely affected by, among other things, the ability of the Company to implement its product development programs as well as its overall business strategy, competitive offerings, third party intellectual property rights and other factors described in the Company's filing with the Securities and Exchange Commission.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30		Nine Months Ended June 30,
(In thousands of CDN$, except per share data)	2002	2001	2002	2001
		[Restated- Note 1]		[Restated-Note 1]
Revenue
License, option and research contract fees	$3,285	$173	$7,168	$518
Government grants	-	-	8	-
Total revenue	3,285	173	7,176	518
Expenses
Research and development	3,986	2,044	13,965	9,973
General and administration	3,052	1,737	8,128	5,089
Amortization	770	556	2,338	1,595
Operating loss	(4,523)	(4,164)	(17,255)	(16,139)

Foreign exchange (loss) gain	(4,822)	(4,621)	(3,732)	1,170
Investment and other income	752	2,156	2,772	7,133
Loss for the period	$(8,593)	$(6,629)	$(18,215)	$(7,836)
Loss per common share	$(0.55)	$(0.43)	$(1.17)	$(0.51)
Weighted average common shares outstanding (in thousands)	15,676	15,443	15,610	15,383

Note 1 – See note 3 in the unaudited interim Consolidated Financial Statements for the third quarter ended June 30, 2002.

ANGIOTECH PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands of CDN$)	June 30, 2002	September 30, 2001
Assets
Current assets: Cash and short-term investments	$137,802	$ 156,094
Other current assets	1,575	691
Total current assets	139,377	156,785

Capital assets, net	5,287	1,429
Medical technologies, net	2,960	4,489
	$147,624	$ 162,703

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities	$ 4,599	$ 4,173
Deferred revenue	872	1,602
Deferred leasehold inducement	1,431	-
Shareholders' equity	140,722	156,928
	$ 147,624	$ 162,703

The complete financial report on Angiotech’s 3rd Quarter can be accessed at our website at www.angiotech.com. A conference call on Angiotech’s Q3 Financials will be held on Tuesday, August 13, 2002 at 2 PM PST (5 PM ET). The call will be webcast on Angiotech’s website at www.angiotech.com. A recording of the call will be available until August 20, 2002 by calling (800) 558-5253 and entering Access Code 20804367.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments

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Company Contacts: Rui Avelar (Investors), Cindy Yu (Media)

Phone: (604) 221-7676 Web: www.angiotech.com  Email: info@angio.com